Date June 3, 2016

John Reynolds

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Deseo Swimwear Inc.
Registration Statement on Form S-1Filed April 29, 2016 File No. 333-210419

In response to your letter dated May 13, 2016, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Deseo Swimwear Inc. (the "Company"). Amendment No. 2 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff's comments. For your convenience, we have reproduced below the comments contained in the Staff's May 13, 2016 letter in italicized text immediately before our response.

Liquidity and Capital Resources, page 23

1.

We note your statement that "with the exception of cash advanced from our sole Officer and Director, our only source for cash at this time is investments by others in this offering." We also note that the offering being registered is a selling shareholder offering which will not produce any proceeds for the company. Please revise your statement as appropriate and also clarify if there are any additional sources of capital for the company.

Response:

We have revised our statement as recommended as follows "Our only source of cash is cash advanced from our sole Officer and Director."

1

2.	We note your response to comment 11 and we reissue the comment. Please revise to indicate the amount of working capital as of December 31, 2015.

Response:

We have revised our disclosure as follows "As of December 31, 2015, there was $17,708 in working capital. As of March 31, 2016 there was $2,658 in working capital."

Certain Relationships and Related Transactions, page 27

3.

We note your response to comment 15 and we reissue the comment in part. Please revise identify the promoters of the company. See Item 404(c)(1) of Regulation S-K. Also see Rule 405 of Regulation C regarding the definition of promoter.

Response:

We have revised our disclosure on "Certain Relationships and Related Transactions" on page 27.

Sincerely,

/s/ Suzanne Cope

Suzanne Cope

Chief Executive Officer